Shanda Reports Second Quarter 2007 Results

• Q2 net revenues hit record high of US$74.1 million
• Q2 operating income up 8.8% quarter-over-quarter to US$32.1million
• Q2 non-GAAP net income up 16.9% quarter-over-quarter to US$31.3 million

Shanghai, China—August 27, 2007—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2007.

Summary of the Second Quarter 2007:

•	Total net revenues increased 6.0% quarter-over-quarter and increased 39.1% year-over-year to a record high of RMB564.4 million (US$74.1 million), hitting the upper end of the Company’s guidance of a quarter-over-quarter growth between 3% and 6%.

•	Online game revenues, including MMORPGs and casual games, increased 7.6% quarter-over-quarter and increased 45.3% year-over-year to RMB543.6 million (US$71.4million).

•	Active paying accounts (APA) for MMORPGs increased 16.3% quarter-over-quarter to 2.72 million and average monthly revenue per active paying account (ARPU) for MMORPGs declined 1.8% quarter-over-quarter to RMB57.9.

•	Operating income increased 8.8% quarter-over-quarter and increased 167.5% year-over-year to RMB244.3million (US$32.1 million).

•	Net income was RMB415.9 million (US$54.6 million), compared to net income of RMB448.8 million in the first quarter of 2007, and net income of RMB133.6 million in the second quarter of 2006. Earnings per diluted ADS were RMB5.70 (US$0.74), compared to earnings per diluted ADS of RMB6.14 in the first quarter of 2007 and earnings per diluted ADS of RMB1.86 in the second quarter of 2006.

•	Non-GAAP net income excluding a net gain from the disposal of SINA Corporation (“SINA”) shares was RMB238.4 million (US$31.3 million), up 16.9% from non-GAAP net income of RMB204.0 million in the first quarter of 2007. No adjustments to net income were made to the second quarter of 2006. Non-GAAP earnings per diluted ADS were RMB3.28 (US$0.42), compared to non-GAAP earnings per diluted ADS of RMB2.79 in the first quarter of 2007.

“Shanda has achieved another quarter of strong sequential growth despite seasonal weakness during the period,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “On the MMORPG business side, as we continue to see strong growth from our existing titles, we are proud to report that our newly launched game LaTale has, thus far, been a success under the CSP model. We have also successfully expanded our pipeline through licensing and co-developing several high-quality games, enhanced our current portfolio of content through a strategic acquisition, and entered into license agreements that will introduce several of our popular games into new markets outside of mainland China. Looking ahead, as our platform becomes stronger and more unified, as our CSP model becomes more mature, and as we continue to roll out high-quality content, we are confident that Shanda will achieve greater success in the future.”

Financial Results

Net Revenues. In the second quarter of 2007, Shanda reported net revenues of RMB564.4 million (US$74.1 million), representing a 6.0% increase compared to RMB532.3 million in the first quarter of 2007 and a 39.1% increase compared to RMB405.7 million in the second quarter of 2006.

Online game revenues in the second quarter of 2007 increased 7.6% quarter-over-quarter and 45.3% year-over-year to RMB543.6 million (US$71.4 million).

Revenues from MMORPGs in the second quarter of 2007 increased 14.2% quarter-over-quarter and 55.2% year-over-year to RMB472.9 million (US$62.1 million), accounting for 83.8% of total revenues. The sequential growth in MMORPG revenues was primarily due to the continued increase of revenues generated by our existing titles, including Mir II and Woool, and initial contributions of a newly launched MMORPG, LaTale, which was commercialized in April 2007.

The number of APA of MMORPGs increased 16.3% to 2.72 million in the second quarter of 2007 from 2.34 million in the first quarter of 2007. ARPU for MMORPGs decreased 1.8% to RMB57.9 in the second quarter of 2007 from RMB59.0 in the first quarter of 2007. The significant quarter-over-quarter increase in APA is mainly due to the continued growth of users of our existing titles and the launch of LaTale. The quarter-over-quarter decrease in ARPU was primarily due to the dilution caused by the relatively low APRU generated by new APAs in the second quarter of 2007.

Revenues from casual games in the second quarter of 2007 decreased 22.3% quarter-over-quarter and increased 1.8% year-over-year to RMB70.7 million (US$9.3 million). The sequential decline in revenues from casual games was mainly a result of weaker seasonality related to student exams and the aging of BNB.

Shanda’s other revenues in the second quarter of 2007 decreased 23.6% quarter-over-quarter and decreased 33.9% year-over-year to RMB20.9 million (US$2.7 million). The decrease in Shanda’s other revenues was primarily due to a decline in sales of EZ products.

Gross Profit. Gross profit for the second quarter of 2007 was RMB379.5 million (US$49.8 million), up 9.4% from RMB347.0 million in the first quarter of 2007 and up 65.6% from RMB229.2 million in the second quarter of 2006. Gross margin was 67.2% in the second quarter of 2007, up from 65.2% in the first quarter of 2007 and from 56.5% in the second quarter of 2006. The sequential improvement in gross margin was primarily due to higher revenues as well as lower cost of service as a percentage of revenues. The lower cost of services as a percentage of revenues was mainly attributable to a reduction in cost of EZ products and the more efficient absorption of fixed cost of services as a result of continued revenue growth. .

Income from Operations. Operating income for the second quarter of 2007 was RMB244.3 million (US$32.1 million), representing an increase of 8.8% from RMB224.5 million in the first quarter of 2007 and an increase of 167.5% from RMB91.3 million in the second quarter of 2006. Operating margin was 43.3% in the second quarter of 2007, up from 42.2% in the first quarter of 2007 and from 22.5% in the second quarter of 2006. The sequential improvement in operating margin was primarily due to the higher gross margin, partially offset by an increase of operation expenses as a percentage of revenues. The quarter-over-quarter increase in operation expenses was mainly due to a merit-based salary raise for our employees started from June 2007, as well as to the increase in marketing promotion expenses incurred in connection with the launch of our new games during the quarter.

Share-based compensation was RMB15.1million (US$2.0 million) in the second quarter of 2007, compared to RMB11.4 million in the first quarter of 2007, as we issued new stock options in April 2007.

Investment Income. In the second quarter of 2007, Shanda reported investment income of RMB189.8 million (US$24.9 million), compared to RMB249.8 million in the first quarter of 2007 and RMB1.2 million in the second quarter of 2006. Investment income includes a net gain of RMB177.5 million (US$23.3 million), or RMB2.42 (US$0.32) per diluted ADS, on the sales of 2,118,278 ordinary shares of SINA in the second quarter of 2007. As of the end of the second quarter of 2007, Shanda had fully disposed of all its SINA shareholding.

Other Income. In the second quarter of 2007, Shanda reported other income of RMB11.2 million (US$1.5 million), representing a 47.3% increase from RMB7.6 million in the first quarter of 2007 and a 77.4% decrease from RMB49.4 million in the second quarter of 2006. The sequential increase in other income was mainly due to a reduction of foreign exchange loss from RMB5.0 million in the first quarter of 2007 to RMB1.4 million (US$0.2 million) in the second quarter of 2007. Government financial incentives amounted to RMB14.0 million (US$1.8 million) in the second quarter of 2007, compared to RMB14.4 million in the first quarter of 2007.

Net Income. In the second quarter of 2007, Shanda generated net income of RMB415.9 million (US$54.6 million), representing a decrease of 7.3% from RMB448.8 million in the first quarter of 2007, and an increase of 211.3% from RMB133.6 million in the second quarter of 2006. Earnings per diluted ADS were RMB5.70 (US$0.74), compared to earnings per diluted ADS of RMB6.14 in the first quarter of 2007 and earnings per diluted ADS of RMB1.86 in the second quarter of 2006.

Non-GAAP net income excluding a net gain from the disposal of SINA shares was RMB238.4 million (US$31.3million), up 16.9% from non-GAAP net income of RMB204.0 million in the first quarter of 2007. No adjustments to net income were made to the second quarter of 2006. Non-GAAP earnings per diluted ADS were RMB3.28 (US$0.42), compared to non-GAAP earnings per diluted ADS of RMB2.79 in the first quarter of 2007.

The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 29, 2007, which was RMB7.6155 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude the net gain from disposal of Shanda’s stake in SINA. Shanda believes these non-GAAP financial measures are important to help investors understand Shanda’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and access Shanda’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Recent Business Highlights

On May 22, 2007, Shanda announced that it has entered into an agreement with Nowcom Co., Ltd, or Nowcom, a leading Korean online game distributor and operator, for the exclusive license to operate TalesRunner, a 3D online sports-themed running game, in mainland China. The game entered commercialization in China in July 2007.

On June 8, 2007, Shanda announced it had entered into two agreements with Vietnam-based online game operator IT Investment and Development Company, or VTC Intecom. Under the agreements, VTC Intecom was granted exclusive rights to operate Woool and Crazy Kart in Vietnam for a term of three years. Shanda also entered into two agreements with the Hong Kong-based online game operator CSOFT. Under the agreements, CSOFT was granted exclusive rights to operate Magical Land and Crazy Kart in Hong Kong and Macao.

On June 13, 2007, Shanda announced it had entered into an exclusive agreement with South Korean online game developer Actoz Soft Co., Ltd. (Kosdaq: 052790), for the exclusive license to operate X-Up, a competitive, action-packed online 3D table tennis game featuring uniquely detailed characters, authentic apparel and equipment, distinct styles of play, and lifelike player animation.

On July 2, 2007, Shanda announced it had entered into an exclusive agreement with TECMO, LTD., a veteran Japanese developer to operate the online version of its flagship video game Dead or Alive, or DOA ONLINE, in mainland China, Hong Kong and Macao. Under the terms of the agreement, DOA ONLINE will be developed by TECMO, LTD.’s online game development studio “Lievo Studio”, and Shanda will provide its online game-related experience and technologies to assist development.

On July 5, 2007, Shanda announced that it had signed an agreement to acquire Chengdu Aurora Technology Development Co. Ltd, or Aurora Technology, a leading developer and operator of MMORPGs in China. Established in July 2004, Aurora Technology is recognized as one of the top brands in the domestic MMORPG market, with experienced team members and strong operational capabilities. The company also has an extensive nationwide online and offline multi-channel pre-paid game card distribution network. Aurora Technology currently operates two in-house developed 3D MMORPGs, Feng Yun Online and Legend Online, in mainland China.

On July 19, 2007, Shanda announced a co-development and publishing agreement for an online-only version of THQ’s critically acclaimed 3D Real-Time Strategy (RTS) PC game Company of Heroes™. Company of Heroes Online™ (working title) is currently being co-developed by THQ studio Relic Entertainment, the creators of Company of Heroes, and Shanda. As part of the agreement, Shanda has obtained the exclusive license to operate Company of Heroes Online in Mainland China, and THQ and Shanda will also share the benefits of the game’s potential release outside that region.

As of early July 2007, Shanda has acquired over a 50% stake in Actoz Soft Co., Ltd (“Actoz”), a South Korea online game developer. As a result, Shanda will be the majority shareholder of Actoz and will consolidate Actoz’s financial statements starting from the third quarter of 2007.

Shanda announced today that Daniel Zhang has resigned as Vice President and Chief Financial Officer of the Company, effective August 29, 2007. He will remain a member of the Board of Directors of the Company following his resignation from management. Mr. Jun Tang, currently the Company’s President, will be named as an Acting Chief Financial Officer upon Mr. Zhang’s departure. “We would like to thank Daniel for his great dedications to Shanda. As a member of our executive team, Daniel has made valuable contributions to the successful transitions undertaken by Shanda during his time at the company,” said Tianqiao Chen, Shanda’s Chairman and CEO. “We are delighted that he will continue to serve us in the capacity of a Board of Director, and wish him great success as he pursues new challenges.”

Conference Call

Shanda’s management team will host a conference call today at 9:00 p.m. Eastern Time, corresponding with August 28, 2007 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of the company’s financial performance and business operations. To participate in the live call, U.S. callers should dial 888-459-5609 and international callers should dial 973-321-1024. The conference ID number for the live call is 9091569. A live webcast of the presentation will be available at the company’s corporate website at http://www.snda.com.

A replay of the conference call will be available until September 3, 2007, at midnight ET. The dial-in number for calls placed in the U.S. is 877-519-4471 and 973-341-3080 for calls placed outside of the U.S. The pass code for the replay is 9091569.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statements regarding the introduction of game titles to new markets outside of mainland China, improved operation of the CSP model, the introduction of expansion packs for existing titles, the release of new MMORPG and casual game titles and the joint development of DOA ONLINE and Company of Heroes Online™.  These forward-looking statements involve various risks and uncertainties. Although the company believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct.  Important risks and uncertainties that could cause actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of DOA ONLINE, Company of Heroes Online™, and our other MMORPGs and casual games that the Company intends to release in the future or operate in markets outside of mainland China, the risk that DOA ONLINE, Company of Heroes Online™, and our other MMORPGs and casual games are not well received by users in Mainland China or in markets outside of mainland China, the risk that the games or expansion packs fail to be commercialized or the commercialized results fail to meet the expectations of end users, and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.

Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEET
(in thousands)
	As of December 31,	As of June 30,
	2006	2007
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,291,901	2,712,889	356,233
Short-term investment	407,399	742,378	97,483
Marketable securities	1,844,966	475,654	62,459
Accounts receivable	31,685	28,011	3,678
Inventories	8,972	3,186	418
Deferred licensing fees and related costs	27,433	38,842	5,100
Prepayments and other current assets	51,708	58,562	7,690
Deferred tax assets	17,421	21,904	2,876

Total current assets	3,681,485	4,081,426	535,937

Investments in affiliated companies	334,693	382,477	50,224
Property, equipment and software	349,153	325,938	42,799
Intangible assets	186,062	177,535	23,313
Goodwill	493,564	493,564	64,810
Long-term deposits	—	—	—
Long-term prepayments	100,160	112,216	14,735
Other long-term assets	—	238,961	31,378
Total assets	5,145,117	5,812,117	763,196

LIABILITIES
Current liabilities:
Accounts payable	91,184	47,120	6,187
Licensing fees payable	14,135	13,393	1,759
Taxes payable	80,253	71,589	9,400
Deferred revenue	201,650	251,724	33,054
Licensing fees payable to a related party	46,090	54,165	7,112
Due to related parties	3,044	3,153	414
Acquisition related obligation	3,047	3,131	411
Convertible debt due within one year	2,147,393	2,094,263	275,000
Other payables and accruals	138,017	201,842	26,505
Total current liabilities	2,724,813	2,740,380	359,842

Other long term liabilities	—	5,835	766

Total liabilities	2,724,813	2,746,215	360,608

Minority interests	2,910	2,618	345
Shareholders’ equity
Ordinary shares	11,849	11,841	1,555
Additional paid-in capital	1,468,825	1,537,236	201,856
Statutory reserves	142,019	146,869	19,286
Deferred share-based compensation	—	—	—
Accumulated other comprehensive gain	205,082	26,443	3,471
Retained earnings	589,619	1,340,895	176,075
Total shareholders’ equity	2,417,394	3,063,284	402,243

Total liabilities and shareholders’ equity	5,145,117	5,812,117	763,196

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)
	For the three month periods ended,
	June 30,	March 31	June 30,
	2006	2007	2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
MMORPG	304,646	413,976	472,869	62,093
Casual game	69,439	91,023	70,701	9,283
Others	31,567	27,329	20,879	2,742

Total net revenues	405,652	532,328	564,449	74,118

Cost of services
Ongoing licensing fees for online games	-67,676	-98,288	-104,012	-13,658
Amortization of upfront licensing fees	-11,791	-14,651	-15,063	-1,978
Server leasing and maintenance fees	-25,515	-20,457	-19,931	-2,617
Salary and benefits	-12,647	-12,884	-14,028	-1,842
Depreciation of property, equipment and software	-12,870	-14,455	-13,092	-1,719
Others	-45,949	-24,581	-18,779	-2,466

Total cost of services	-176,448	-185,316	-184,905	-24,280

Gross profit	229,204	347,012	379,544	49,838
Operating expenses
Product development	-46,855	-27,860	-30,678	-4,028
Sales and marketing	-39,168	-29,577	-38,011	-4,991
General and administrative	-51,862	-65,075	-66,577	-8,743

Total operating expenses	-137,885	-122,512	-135,266	-17,762

Income from operations	91,319	224,500	244,278	32,076
Interest income	5,510	11,216	13,046	1,713
Amortization of convertible debt issuance cost	-4,383	-4,483	-4,511	-592
Investment income	1,196	249,765	189,765	24,918
Other income, net	49,358	7,569	11,152	1,465

Income before income tax expenses, equity in loss of affiliates and minority interests	143,000	488,567	453,730	59,580
Income tax expenses	-2,077	-23,835	-38,141	-5,008
Equity in (loss) gain of affiliates	-7,431	-16,118	189	25
Minority interests	90	206	86	11

Net income	133,582	448,820	415,864	54,608

Earnings per share:
Basic	0.94	3.14	2.92	0.38
Diluted	0.93	3.07	2.85	0.37
Earnings per ADS:
Basic	1.88	6.28	5.84	0.76
Diluted	1.86	6.14	5.70	0.74
Weighted average ordinary shares outstanding:
Basic	142,430,444	143,163,288	142,397,374	142,397,374
Diluted	144,231,071	146,027,417	145,689,850	145,689,850
Weighted average ADS outstanding:
Basic	71,215,222	71,581,644	71,198,687	71,198,687
Diluted	72,115,536	73,013,709	72,844,925	72,844,925
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	133,582	203,971	238,356	31,299
Net gain from disposal of Sina’s Stake	—	244,849	177,508	23,309
Net income	133,582	448,820	415,864	54,608

Non-GAAP diluted earnings per ADS	1.86	2.79	3.28	0.42
Net gain from disposal of Sina’s Stake per ADS	—	3.35	2.42	0.32
Diluted earnings per ADS	1.86	6.14	5.70	0.74